Via Facsimile and U.S. Mail
Mail Stop 6010

June 27, 2006

Mr. Alton Charles Morgan
President and Chief Executive Officer
InNexus Biotechnology Inc.
13208 East Shea Boulevard, Suite 200
The Mayo Clinic MCCRB Building
Scottsdale, AZ 85259

Re: InNexus Biotechnology Inc.
Form 20-F for the Fiscal Year Ended June 30, 2005
Filed January 3, 2006
File No. 000-50656

Dear Mr. Morgan:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief